UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

December 11, 2012
Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

mobile post Hefer, Granot
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

D. Medical Industries Ltd. (the "Company") hereby announces that as of December 10th, 2012, Mr. David Schwartz ("Mr. Schwartz") has ceased from serving as the Company's chairmen and has been appointed as the Company's CEO. It should be noted that Mr. Schwartz shall keep serving as a director of the Company.

In addition, Mr. Yaacov Bar Lev ("Mr. Bar Lev"), who served as a director of the Company as of September 12th, 2012, has been appointed as the Company's chairman as of December 10th, 2012.

In addition, the Company hereby announces that on December 10th, 2012, the Board of Directors of the Company has resolved, inter alia, as follows:

1.	To make a distinction between the role of the chairman of the board and the role of the CEO of the Company for the following reasons:

1.1
In the opinion of the Board this distinction shall contribute to cost savings because it has been determined by the Audit Committee and the Board of Directors that subject to the approval by the shareholders in a general meeting of the Company, the chairman of the board will receive remuneration based on Company's share (see section 3.1 below), and the CEO of the Company will be employed only on a 50% basis (see section 2.2 below).

1.2	The Board of Directors thought that it is for the benefit of the Company that the CEO shall only be engaged in furthering the business of the Company and the aforesaid distinction serves this purpose.

2.
Pursuant to the resolution of the Remuneration Committee of the Company dated December 10, 2012 and subject to the approval of the shareholders of the Company in a general meeting, as required under sections 270(3) and 273 to the Companies Law, 1999 (the "Companies Law"), the Company will enter into an agreement for the provisions of the CEO services with a company controlled by Mr. Schwartz (the "Management Company"). According to this agreement Mr. Schwartz shall provide to the Company and its affiliated companies CEO services (the "Services Agreement"), based on the following terms1:

2.1	Commencement of Services: the Services Agreement shall commence on 12.9.12 (the "Effective Date").

2.2	The Scope of the Services: part time on a 50% basis.

2.3
Directorship: Mr. Schwartz shall continue to serve as a director in parallel to the provision of the services in accordance to the Services Agreement, and his remuneration shall include his compensation for serving as a director.

2.4
Remuneration: in consideration for the provision of the services of chairman on a full time basis commencing form the effective date and until 12/11/12 the Management Company shall receive a payment of NIS 47,500 per month plus VAT (an aggregate amount of NIS 95,000 plus VAT), subject to the approval of the shareholders in a general meeting.

In consideration for the provision of the CEO services commencing from 13.11.12 and until 12.4.13 the Management Company will be entitled to an all-inclusive monthly payment of NIS 20,000 plus VAT (the "Monthly Payment"). Subject to the approval of the Services Agreement by the shareholders in a general meeting, the Company shall pay to the Management Company all the Monthly Payments due to the Management Company as of the date of such meeting immediately after the general meeting has approved the Services Agreement and subject to its approval. Thereafter, the Monthly Payment will be paid on a monthly basis on the first date of each calendar month for the previous month.

All the payments set out in this section 2.4 shall be indexed to the index known on the Effective Date.

In as much as the period of the Services Agreement shall extend beyond the term set out in section 2.10 below, the parties shall discuss again the amount of the Monthly Payment in accordance with the business condition of the Company at that time.

2.5
Reimbursement of expenses: the Management Company will be entitled to reimbursement of the direct expenses incurred by Mr. Schwartz during and in connection with the provision of the services which are customary for such services (including travel, lodging, meals, telephone and etc.) up to a maximum of NIS 1,000 per month. In the event Mr. Schwartz shall travel abroad for the purpose of handling a transaction and or marketing activity and/or meeting with a person in connection with the Company's business, the Management Company will be entitled to reimbursement of the travel costs as customary in companies of the type of the Company, and subject to the approval of the Board. The aforesaid expenses in this section 2.5 include all the expenses of whatever type, including car expenses. The sums to be reimbursed shall be indexed to the index known on the Effective Date.

2.6
Absence Period: up to 18 days per year or a relative part thereof without affecting the Management Company's right to a monthly payment. No accumulation will be permitted. In addition no redemption of such days which have not been used is allowed.

2.7
A Bonus for Contribution to a Transaction: in the event Mr. Schwartz shall contribute to a transaction with investors (excluding a public offering) who shall invest in the Company and/or shall contribute to a transaction, the CEO will be entitled to a cash bonus equal to 4% of the amount of the transaction and/or the investment plus VAT. In addition, the CEO will be entitled without consideration to a grant of options of the Company which may be exercised into ordinary shares of the Company whose value as of the date of the transaction will be 4% of the amount of the transaction and/or the investment.

In the event of an non cash transaction the CEO will be entitled without consideration to a grant of options which maybe exercised into ordinary shares of the Company whose value as of the date of the transaction will be 8% of the value of the transaction.

1
It should be noted that the provisions of the engagement specified under this Section 2 are instead of the provisions of the engagement specified in the Company's filings published on October 15th, 2012 and October 29th, 2012.

The exercise price of the aforesaid options referred to in this section 2.7 (the "Options") will be equal to 110% of the average price of the ordinary shares of the Company during the 10 days preceding the date of signing the agreement in connection with the transaction.

The options may be exercised not later than 3 years and 3 moths from the date of their grant. In the event Mr. Schwartz shall cease to provide services to the Company whether by his own initiative or the company's initiative, the Options may be exercised within a period of 3 months of the date of the termination of the services. The exercise of the Options will be made by delivering an exercise notice to the Company's offices together with a full payment for the shares deriving from such exercise. The Options may not be transferrable except to heirs in according with a will or by law.

The Options are subject to adjustments as follows: (1) In the event of a merger, purchase and/or reorganization of the Company in a case where the Company is not the continuing company (hereinafter in this section 2.7 the "Transaction"), the Options which have not yet been exercised will be exchanged with the shares of the continuing company. In such a case, an adjustment will be made to the exercise price with no change with the other terms of the Options; (2) In the event of a dissolution initiated by the Company, the Company will notify to all of the Option holders who may choose within 10 days to exercise their options in accordance with the plan. After the 10 days period all of the unexercised options will expire; (3) In any event of a change in the Company's capital by way of a share dividend (bonus shares) or division or combination of shares or reclassification, etc. then the number and price of the shares which will be derived from the Option will be adjusted relatively so that the ratio between the number of shares and the exercise price will be kept intact. This will be done by the resolution of the board of directors; (4) If the Company will offer to its shareholders any type of securities by way of a rights offering, the exercise price of the Options will not be changed, but the number of shares derived from exercise of the Options will be adjusted to the benefit of the rights on the effective date as reflected in the difference between the share price in the stock exchange between the day of the x rights and the day after the x rights date; (5) If the Company will distribute a cash dividend to its shareholders the date of which will be prior to the date of the exercise of the Options, then immediately after the date of the right to receive the dividend the exercise price will be reduced in the amount of the dividend per share less any tax applicable to individuals at that time, provided that the exercise price will not be lower than the par value of the share and the terms applicable to all of the Company's options will apply mutatis mutandis.

The provisions of this section 2.7 shall not apply on the entering into a transaction with the multi-national company referred to in the Company's immediate report dated November 8th, 2012, or a company affiliated with such company.

2.8
A Payment for Services Prior to Commencement of Service: For the services which were provided and expenses incurred during the three months period prior to the Effective Date (for study and preparation of the role as active chairman), a one-time payment of NIS 30,000 plus VAT will be made. This sum will be paid immediately after the approval of the shareholder in a general meeting of the Services Agreement.

2.9
Indemnity and Insurance: Mr. Schwartz will be entitled during the term of the services to indemnity and officers insurance as is customary in the Company, subject to the terms of the insurance policy and the indemnity as will be duly approved by the Company's organs.

2.10
The Term and Termination: The Services Agreement will commence on the Effective Date and shall continue until April 12th, 2013 except in the event the agreement is terminated as provided below. In the event the Company and Mr. Schwartz will be interested in extending the term of the Services Agreement, it will be brought to the approval of the board of directors. Any party to the Services Agreement may terminate it at any time by giving the other party a prior written notice of 30 days (the "Advanced Notice"). During the term of the Advanced Notice, the provisions of the Services Agreement shall continue in force, including any right and/or obligation of the parties towards each other. In addition, during the Advanced Period, Mr. Schwartz will be entitled to use his unused absence days during the year of such Advanced Notice. Notwithstanding the aforesaid, the Company may ask the Management Company to cease its services during the Advanced Period without derogating from the right of the Management Company to receive the Monthly Payment during the Advanced Period. Notwithstanding anything to the contrary in the Services Agreement, the Company may terminate the Services Agreement on the spot without any Advanced Notice in the event the Management Company and/or Mr. Schwartz has been engaged in any criminal activity, breach of trust or breach of confidentiality.

2.11	Absence of Employer-Employee Relations: The Management Company and Mr. Schwartz are independent contractors.

2.12	Other Terms: The Services Agreement includes provisions regarding confidentiality and non-competition.

Summary of the Reasons of the Remuneration Committee and the Board to Approve the Services Agreement

1.
The members of the Remuneration Committee and the Board of Directors are of the opinion that Mr. Schwartz has the experience and qualifications suited for his role as CEO of the Company, and that he may significantly contribute to the Company and its affiliated companies in furthering their performance and achievements, and to bring to the increase in the Company's value, resulting in the growth of the return to all of the shareholders of the Company.

2.
Except the bonus referred to in Section 2.7 above, the terms of the Services Agreement are less than is customary in the market compared to similar officers in similar companies and are less than the previous CEO earned. The bonus is not outside of what is customary in the market for similar roles in similar companies and therefore it is fair and reasonable in the circumstance.

3.
The Company believes that the combination of fixed remuneration with a bonus based on performance creates a mixed remuneration which is fair and correct in furthering the purpose of increasing the profits of the Company and advancing its business results.

4.	There were no objections within the Remuneration Committee and the Board of Directors to the aforesaid remuneration terms.

3.
In accordance with the resolution of the Remuneration Committee of the Company dated December 10th, 2012, and subject to the approval of the shareholders in a general meeting, and in accordance with the provisions of section 270(3) and 273 of the Companies Law, the Company will enter into an agreement with Mr. Bar Lev concerning the terms of his engagement in the role of an Active Chairman of the Board of the Company, which will include, inter alia, the following terms:

3.1
Remuneration: For as long as Mr. Bar Lev shall serve as Chairman of the Board, the Company will issue to Mr. Bar Lev each year once a year, ordinary shares of the Company in a number equal to 1% of the outstanding issued capital.

3.2
Reimbursement of Expenses: Mr. Bar Lev will be entitled to reimbursement of the direct and reasonable expenses associated with his services which will be incurred by him during and in connection with his role and which are customary in such role (including travel, lodging, meals, telephone, etc.), up to a maximum to be determined by Mrs. Galia Malka who serves as an independent director. In the event that Mr. Bar Lev will travel outside of the country for the purpose of handling a transaction and/or marketing activity and/or meeting a person transacted with the Company, he will be entitled to reimbursement of the travel expenses as is customary by companies the type of the Company and subject to the approval of the Board of Directors.

Summary of the Reason of the Remuneration Committee and the Board of Directors for Approving this Agreement

1.
The members of the Remuneration Committee and the Board of Directors are of the opinion that Mr. Bar Lev has the experience and qualifications suited for his role as Chairman of the Board, and that he may significantly contribute to the Company and its affiliated companies in furthering their performance and achievements, and to bring to the increase in the Company's value, resulting in the growth of the return to all of the shareholders of the Company.

2.
The engagement terms of Mr. Bar Lev provide a benefit to the Company because the consideration for his services is based on only Company's shares and does not include any payment in cash (except reimbursement of expenses). In addition, the percentage of shares to be issued to Mr. Bar Lev and the amount of expenses to be reimbursed are within the norm of the market compared to similar roles in similar companies and therefore they are fair and reasonable in the circumstances.

3.	The payment of remuneration based on Company's shares serves the Company's goals because it creates an incentive to promote the Company's success and achieving its goals.

4.	There were no objections in the Remuneration Committee and the Board to the approval of such terms.

4.
To convene a special general meeting of the shareholders of the Company for the purpose, inter alia, of approving the Company entering into an agreement into the Services Agreement with the Management Company of Mr. Schwartz as set out in section 2 above and for the purpose of approving the Company entering into an agreement with Mr. Bar Lev concerning his engagement, as aforesaid.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ David Dana —————————————— David Dana, CFO